SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04037106

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Full Title of Plan

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

Name of Issuer of the
Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office

CABLEVISION CHOICE 401(K) SAVINGS PLAN

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.

KPMG

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Cablevision Choice 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2003, supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Melville, New York
July 1, 2004

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets:		
Investments:		
Registered investment company mutual funds	$180,972,216	$124,872,312
Managed equity investment portfolio	2,502,473	1,981,824
Cablevision Stock Fund	78,298,680	56,352,671
Common/collective trust fund	67,618,741	62,920,586
Cash equivalents	1,198,387	3,355,169
Participant loans receivable	15,243,094	13,534,853
Total investments	345,833,591	263,017,415
Receivables:		
Employer contribution	903,895	615,240
Participant contributions	2,691,287	1,918,114
Dividend and interest receivable	249,147	377,796
Total receivables	3,844,329	2,911,150
Total assets	349,677,920	265,928,565
Liabilities:		
Due to broker for securities purchased	1,135,309	1,064,916
Due to plan sponsor	-	250,000
Total liabilities	1,135,309	1,314,916
Net assets available for benefits	$348,542,611	$264,613,649

See accompanying notes
to financial statements.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003 and 2002

	2003	2002
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 54,189,031	$(54,904,107)
Interest and dividends	910,052	1,129,662
	55,099,083	(53,774,445)
Contributions:		
Employer	11,701,409	12,924,433
Participant	37,104,747	42,222,462
Rollovers	1,197,582	4,669,172
	50,003,738	59,816,067
Total additions	105,102,821	6,041,622
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	21,173,851	23,014,603
Administrative expenses	8	19,094
Total deductions	21,173,859	23,033,697
Net increase (decrease)	83,928,962	(16,992,075)
Net assets available for benefits:		
Beginning of year	264,613,649	281,605,724
End of year	$348,542,611	$264,613,649

See accompanying notes
to financial statements.

(1) Description of the Plan and Nature of Operations

The following description of Cablevision CHOICE 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of Cablevision Systems Corporation and certain subsidiaries and affiliated companies (as defined) ("Cablevision" or the "Company"), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993, and was amended and restated effective as of January 1, 2002 and has since been amended. The Plan generally covers employees who have completed thirty days of service; provided, however, that certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

(b) Management of Investment Assets

Investment assets of the Plan are maintained under a trust agreement with Mellon Bank, N.A. ("Mellon"). All investment and participant loan transactions are executed by Mellon for the exclusive benefit of participants under the Plan.

(c) Contributions

Effective January 1, 2002, eligible employees may, at their option defer up to 50% each year of their eligible pre-tax compensation, as defined, (1% to 15% if highly compensated) and up to 10% of their after tax compensation into any of the available investment elections. The Plan provides that the Company will match 50% of the first 6% of a participant's pre-tax contribution to the Plan after completing one year of service. Contributions allocated to the participant's account cannot exceed the lesser of (a) $40,000 or (b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions shall be considered as deferral contributions for all purposes under the Plan, except that catch-up contributions: (a) shall not be subject to the percentage deferral limitations, and (b) shall not exceed $2,000 and $1,000 for the plan years ended December 31, 2003 and 2002, respectively.

(d) Forfeited Accounts

Effective January 1, 2001, the Plan was amended to, among other things, provide that any forfeitures occurring on or after that date will be used to reduce employer contributions. Forfeited amounts will be restored to a participants account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. At December 31, 2003 and 2002 forfeitures totaled $359,948 and $390,256, respectively. Also in 2003 employer contributions were reduced by $505,446 from forfeited nonvested accounts.

(e) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions to the investments described below are participant directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contribution vests 20% after one year of credited service and 20% annually thereafter, so that a participant is 100% vested after five years of credited service.

(g) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an eligible retirement plan of all or part of the payment.

(h) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds. The following mutual funds were available for participant allocations at December 31, 2003:

AIM Value "A" Fund
American Balance Fund
Dreyfus Appreciation Fund
Dreyfus Basic S&P 500 Stock Index Fund
Dreyfus Short Intermediate Government Fund
Franklin Balance Sheet Investment Fund
Franklin Small-Mid Cap Growth Fund
MFS Core Growth Fund
PIMCo Total Return Fund
Templeton Foreign Fund
Washington Mutual Investors Fund

(i) Managed Equity Investment Portfolio

Managed equity investment portfolio represents the Plan's interests in equity securities managed by the Sanford Bernstein Fund.

(j) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision Stock Fund which consists primarily of investments in Cablevision NY Group Class A common stock. From March 29, 2001 through August 20, 2002, the Plan also maintained an investment in the Rainbow Stock Fund which consisted primarily of Rainbow Media Group Class A common stock.

The Cablevision Stock Fund held 3,246,604 and 3,270,813 shares of Cablevision NY Group Class A common stock valued at quoted market value of $75,953,271 and $54,753,413, at December 31, 2003 and 2002, respectively. The Cablevision Stock Fund also held 2,345,409 and 1,599,258 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value and cost of $2,345,409 and $1,599,258 at December 31, 2003 and 2002, respectively.

(k) Common/Collective Trust Fund

The common/collective trust fund represents the Plan's investment in the Stable Value Fund which invests primarily in a diversified portfolio of Guaranteed Investment Contracts (GIC's) issued by insurance companies, which guarantee the principal and rate of return on the GIC's. The value of the portfolio is not guaranteed.

(l) Cash Equivalents

Cash equivalents represent monies held in various holding and disbursement accounts maintained by the Trustee pending allocation or disbursement to participants for benefits. These accounts invest primarily in short-term money market instruments.

(m) Participant Loans Receivable

Effective August 1, 2000, the Plan was amended to, among other things, provide that, subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the plan effective with the merger of the MSG Plan as described in note 1. All loans bear interest at a rate fixed by the administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2003 bore interest at rates ranging from 5% to 10.5% with maturity dates through 2024.

(n) Due to Broker for Securities Purchased

This liability represents unsettled investment transactions which are in process at the end of the plan year.

(o) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(p) Related Party Transactions and Administrative Fees

Certain plan investments are shares of mutual funds managed by Mellon. As Mellon is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions. Administrative and investment management fees of the Plan are paid by the Company if not paid from the assets of the Plan. Administrative and investment management fees paid to Mellon, a party-in-interest, from Plan assets in 2003 and 2002 amounted to $8 and $19,094, respectively.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with United States generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair market value at the end of the plan year as determined by quoted market values. Shares of mutual funds are valued at the net asset value of shares held by the plan at year end. Participant loans receivable are valued at cost. The difference between cost and fair value is not material to the Plan's financial statements as of December 31, 2003 and 2002. Common/Collective Trusts are valued based on the quoted market prices of the underlying assets held in the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded when earned. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(3) Investments

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2003 and 2002:

	2003	2002
Cablevision NY Group Class A Common Stock	$75,953,271	$54,753,413
Stable Value Fund (formerly Capital Preservation Fund)	67,451,101	62,754,913
Dreyfus Appreciation Fund	45,112,749	34,012,220
American Balanced Fund	24,597,428	*
AIM Value "A" Fund	17,479,296	*
Dreyfus Short Intermediate Government Bond	*	15,614,147
PIMCo Total Return Fund	*	13,357,549
Dreyfus Balanced Fund	*	17,173,284
RMG Class A Common Stock	*	*
Participant Loans	*	13,534,853

* Investment did not exceed 5% of net assets available for benefits at the respective date.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2003	2002
Registered investment company mutual funds	$29,335,098	$(20,526,607)
Managed equity investment portfolio	637,262	(451,865)
Cablevision Stock Fund	20,772,811	(34,097,079)
Rainbow Stock Fund	-	(2,550,560)
Common/collective trust fund	3,410,700	2,672,791
Cash equivalents	33,160	49,213
	$54,189,031	$(54,904,107)

(4) Due to Sponsor

In a prior year, the Company advanced $250,000 to the Plan, in accordance with Department of Labor Prohibited Transaction Exemption 80-26, to allow the Plan to meet benefit obligations. The advance, inadvertently including interest of $27,031, was satisfied in 2003 and represented a nonexempt transaction. The $27,031 plus foregone interest of $969 will be repaid to the Plan by the Company in 2004, and is included in employer contribution receivable at December 31, 2003. The Company is in the process of preparing a submission under the Department of Labor's Voluntary Fiduciary Correction Program with respect to this transaction.

(5) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated October 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, in the opinion of the plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(6) Subsequent Event

Effective June 1, 2004, the Company amended the Plan to increase the deferral contributions limit for highly compensated employees from 15% to 25% of eligible compensation (as defined in the Plan).

(7) Reconciliation of Financial Statements for Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$348,542,611	$264,613,649
Amounts allocated to withdrawing participants	(44,288)	-
Net assets available for benefits per the Form 5500	$348,498,323	$264,613,649

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002 to Form 5500:

	2003	2002
Benefits paid to participants per the financial statements	$21,173,851	$23,014,603
Add: Amounts allocated to withdrawing participants at December 31, 2003 and 2002	44,288	-
Benefits paid to participants per Form 5500	$21,218,139	$23,014,603

(8) Nonexempt Transaction

There was an unintentional delay by the Plan sponsor in submitting certain 2003 employee deferrals and loan repayments in the amount of $109,824 and $20,848, respectively, to the Trust. In January 2004, the net amount due to the Plan was submitted to the Trust. The Company also intends to reimburse the Plan for lost earnings of $1,172. The Company is in the process of preparing a submission under the Department of Labor's Voluntary Fiduciary Correction Program with respect to any such transactions.

Cablevision Choice 401(k) Savings Plan

Schedule G, Part III – Schedule of Nonexempt Transactions
Year Ended December 31, 2003

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
Plan sponsor	Employer	Interest inadvertently paid to sponsor from plan *	-	-	-	-	$277,031	$278,000	969

* In a prior year, the Company advanced $250,000 to the Plan, in accordance with Department of Labor Prohibited Transaction Exemption 80-26, to allow the Plan to meet benefit obligations. The advance, inadvertently including interest of $27,031, was satisfied in 2003 and represented a nonexempt transaction. The $27,031 plus foregone interest of $969 will be repaid to the Plan by the Company in 2004, and is included in employer contribution receivable at December 31, 2003. The Company is in the process of preparing a submission under the Department of Labor's Voluntary Fiduciary Correction Program with respect to this transaction.

See accompanying report of independent registered public accounting firm.

CABLEVISION CHOICE 401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Registered Investment Company Mutual Funds:		
*	Mellon Trust	Dreyfus Short Intermediate Government Fund, 1,485,754 shares	$ 16,090,715
*	Mellon Trust	American Balance Fund, 1,422,639 shares	24,597,428
*	Mellon Trust	Washington Mutual Investors Fund, 92,765 shares	2,669,791
*	Mellon Trust	MFS Core Growth Fund, 80,701 shares	1,209,708
*	Mellon Trust	Dreyfus Appreciation Fund, 1,214,667 shares	45,112,749
*	Mellon Trust	Templeton Foreign Fund, 1,340,108 shares	14,258,754
*	Mellon Trust	AIM Value "A" Fund, 1,863,464 shares	17,479,296
*	Mellon Trust	PIMCo Total Return Fund, 1,505,196 shares	16,120,649
*	Mellon Trust	Franklin Balance Sheet Investment Fund, 280,248 shares	13,331,411
*	Mellon Trust	Franklin Strategic Ser Small Mid Cap Growth Fund, 555,371 shares	16,783,315
*	Mellon Trust	Dreyfus S&P 500 Stock Index, 575,557 shares	13,318,400
			180,972,216
	Managed Equity Investment Portfolio:		
	Altria Group Inc.	Altria Group Inc., 700 shares	38,098
	American Elec Pwr Inc.	American Elec Pwr Inc., 1,600 shares	48,816
	Arrow Electrs Inc.	Arrow Electrs Inc., 700 shares	16,198
	Ashland Inc.	Ashland Inc., 550 shares	24,233
	Avnet Inc.	Avnet Inc., 1,000 shares	21,660
	Bank of America Corp.	Bank of America Corp., 850 shares	68,365
	BP PLC Sponsored ADR	BP PLC Sponsored ADR, 400 shares	19,740
	CSX Corp.	CSX Corp., 1,100 shares	39,534
	Chubb Corp.	Chubb Corp., 700 shares	47,670
	Chevrontexaco Corp.	Chevrontexaco Corp. 300 shares	25,917
	Citigroup Inc.	Citigroup Inc., 700 shares	33,978
	Comcast Corp.	Comcast Corp., 1,000 shares	31,280
	Conocophilips	Conocophilips, 1,000 shares	65,570
	Cooper Industries Ltd.	Cooper Industries Ltd., 500 shares	28,965
	Cooper Tire & Rubber Co.	Cooper Tire & Rubber Co., 700 shares	14,966
	Entergy Corp.	Entergy Corp., 600 shares	34,278
	Fannie Mae	Fannie Mae, 550 shares	41,283
	Federated Dept. Stores Inc.	Federated Dept. Stores Inc., 250 shares	11,782
	Fleet Boston Financial Corp.	Fleet Boston Financial Corp., 500 shares	21,825
	Flextronics Int'l. Ltd.	Flextronics Int'l. Ltd., 1,400 shares	20,776
	Freddie Mac Corp.	Freddie Mac Corp., 400 shares	23,328
	Glaxosmithkline PLC	Glaxosmithkline PLC, 900 shares	41,958
	Guidant Corp.	Guidant Corp., 250 shares	15,050
	Hewlett Packard Co.	Hewlett Packard Co., 3,000 shares	68,910
	Ingram Micro Inc.	Ingram Micro Inc., 1,000 shares	15,900
	Jefferson Pilot Corp.	Jefferson Pilot Corp., 200 shares	10,130
	Lear Corp.	Lear Corp., 400 shares	24,532
	Lehman Bros Holdings, Inc.	Lehman Bros Holdings, Inc., 500 shares	38,610
	Lubrizol Corp.	Lubrizol Corp., 600 shares	19,512
	Magna Int'l Inc.	Magna Int'l Inc., 300 shares	24,015
	May Dep't Stores, Inc.	May Dep't Stores, Inc., 900 shares	26,163
	Meadwestvaco Corp.	Meadwestvaco Corp., 700 shares	20,825
	Metlife Inc.	Metlife Inc., 1,000 shares	33,670
	Millenium city Corp.	Millenium city Corp., 600 shaers	7,608
	National City Corp.	National City Corp., 1,000 shares	33,940
	Norfolk Southern Corp.	Norfolk Southern Corp., 2,700 shares	63,855
	Nortel Networks Corp.	Nortel Networks Corp., 5,700 shares	24,111
	Occidental Pete Corp.	Occidental Pete Corp., 900 shares	38,016
	Owens Ill. Inc.	Owens Ill. Inc., 800 shares	9,512
	Pepsico Inc.	Pepsico Inc., 500 shares	23,310
	Pfizer Inc.	Pfizer Inc., 1,060 shares	37,450

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Quest Communications Int'l Inc.	Quest Communications Int'l Inc., 4,500 shares	19,440
	Renaissancere Holding Ltd.	Renaissancere Holding Ltd, 300 shares	14,715
	Safeway Inc.	Safeway Inc., 1,500 shares	32,865
	Sanmina-Sci Corp.	Sanmina-Sci Corp., 1,200 shares	15,132
	Smurfit-Stone Container Corp.	Smurfit-Stone Container Corp., 1,600 shares	29,712
	Solectron Corp.	Solectron Corp., 5,453 shares	32,227
	Sprint Corp.	Sprint Corp., 1,700 shares	27,914
	Sprint Corp. PCS	Sprint Corp. PCS, 2,200 shares	12,364
	Supervalu Inc.	Supervalu Inc., 1,600 shares	45,744
	Tellabs Inc.	Tellabs Inc., 4,000 shares	33,720
	Textron Inc.	Textron Inc., 500 shares	28,530
	Travelers Property Casualty Corp.	Travelers Property Casualty Corp., 700 shares	11,746
	V F Corp.	V F Corp., 1,000 shares	43,240
	Wachovia Corp.	Wachovia Corp., 1,100 shares	51,249
	Washington Energy Corp.	Washington Energy Corp., 600 shares	24,072
	Wisconsin Energy Corp.	Wisconsin Energy Corp., 750 shares	25,087
	Wyeth	Wyeth, 600 shares	25,470
	TBC Inc. Pooled Employee Funds	Daily Liquidity Fund, 45,318 shares	45,318
	Int'l Value Portfolio	Int'l Value Portfolio, 37,154 shares	728,589
			2,502,473
	Cablevision Stock Fund:		
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 3,246,604 shares	75,953,271
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 2,345,409 shares	2,345,409
			78,298,680
	Common/Collective Trust Fund:		
*	Mellon Trust	Stable Value Fund, 67,451,101 shares	67,451,101
*	Mellon Trust	EB Temporary Investment Fund, 167,640 shares	167,640
			67,618,741
	Cash Equivalents:		
	TBC Income Pooled Employee Funds	Daily Liquidity Fund, 62,179 shares	62,179
*	Mellon Trust	Daily Liquidity Fund, 1,136,208 shares	1,136,208
			1,198,387
*	Plan Participants	Participant loans receivable, varying amounts, maturing on various dates through 2024, at interest rates ranging from 5% to 10.5%	15,243,094
			$345,833,591

See accompanying report of independent
registered public accounting firm.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2003

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost Interest
CSC Holdings, Inc.	Plan sponsor	2003 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 13.74%.	$130,672	$1,172

There was an unintentional delay by the Plan sponsor in submitting certain 2003 employee deferrals and loan repayments in the amount of $109,824 and $20,848, respectively, to the Trust. In January 2004, the net amount due to the Plan was submitted to the Trust. The Company also intends to reimburse the Plan for lost earnings of $1,172. The Company is in the process of preparing a submission under the Department of Labor's Voluntary Fiduciary Correction Program with respect to any such transactions.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.

23	Consent of KPMG LLP
32	Certification

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION CHOICE 401(k) SAVINGS PLAN

Date: July 1, 2004

By: Lisa Questell
Chair of the Cablevision Employee Benefit Plans Administrative Committee

KPMG

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Cablevision Systems Corporation
Cablevision CHOICE 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-54346 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report, dated July 1, 2004, relating to the statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002, and the related Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2003, supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2003, which report appears in the Plan's filing on Form 11-K for the year ended December 31, 2003.

KPMG LLP

Melville, New York
July 1, 2004

Exhibit 32

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350
Chapter 63 of Title 18, United States Code)

Pursuant to 18 U.S.C. § 1350, the undersigned hereby certifies, to such undersigned's knowledge, that the Annual Report on Form 11-K for the Cablevision CHOICE 401(k) Savings Plan for the fiscal year ended December 31, 2003, (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Name: Lisa Questell
Title: Chair of the Cablevision Employee Benefit Plans Administrative Committee

Dated: July 1, 2004